Exhibit 99.1

For Immediate Release

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Chris Lane +44 (0) 20 7831 3113 kofax@fticonsulting.com

Kofax Publishes Audited U.S. GAAP

Financial Statements for the Fiscal Years Ended June 30, 2013 and 2014

Irvine, CA, September 2, 2014 – Kofax Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today published and attaches audited United States Generally Accepted Accounting Principles (“GAAP”) financial statements for the fiscal years ending June 30, 2013 and June 30, 2014, and on its website publishes unaudited GAAP financial statements and Non-GAAP financial measures with supplemental reconciliations for the quarter and fiscal year ended June 30, 2014.

Jamie Arnold, Chief Financial Officer, said: “The information attached to today’s announcement and available on our website completes the historical information related to our voluntary change to GAAP financial reporting announced on August 21, 2014. All quarterly and annual fiscal year 2015 and subsequent fiscal year financial statements will be prepared and published on a GAAP basis.”

Arnold continued: “After converting the basis of preparation of the Company’s financial statements to GAAP, we have concluded that the differences in reporting income statement financial measures on GAAP rather than IFRS and Non-GAAP rather than Non-IFRS are not material to the periods presented. The differences in balance sheet financial measures are largely reclassifications and related to the amortization of goodwill arising from acquisitions made in prior periods.”

Non- IFRS vs. Non-GAAP	For the Fiscal Year Ended June 30, 2013				For the Fiscal Year Ended June 30, 2014
($ In millions, except for %)	Non- IFRS	Non- GAAP	$ Change	% Change	Non- IFRS	Non- GAAP	$ Change	% Change
Software License Revenue	$112.4	$112.0	$(0.4)	(0.4)%	$123.9	$124.0	$0.1	0.1%
Total Revenues	$266.7	$266.5	$(0.2)	(0.1)%	$297.4	$297.7	$0.3	0.1%
Adjusted EBITDA	$46.3	$46.6	$0.3	0.6%	$42.1	$42.3	$0.2	0.5%

IFRS vs. GAAP	For the Fiscal Year Ended June 30, 2013				For the Fiscal Year Ended June 30, 2014
($ In millions, except for %)	IFRS	GAAP	$ Change	% Change	IFRS	GAAP	$ Change	% Change
Software License Revenue	$112.2	$111.8	$(0.4)	(0.4)%	$117.8	$117.9	$0.1	0.1%
Total Revenues	$266.3	$266.1	$(0.2)	(0.1)%	$289.7	$290.0	$0.3	0.1%
Income from Operations	$25.0	$25.1	$0.1	0.4%	$10.3	$10.4	$0.1	1.0%

Visit http://investor.kofax.com/financials.cfm for the quarterly GAAP financial statements, Non-GAAP financial measures and supplemental reconciliations for the eight quarter period from July 1, 2012 through June 30, 2014 for reference purposes.

Discussion of Non-GAAP Measures

Management uses financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business and for making operational decisions. We have provided and believe that the non-GAAP financial measures and supplemental reconciliation to GAAP financial measures are useful to investors and other users of our financial statements because the non-GAAP financial measures may be used as additional tools to compare business performance across peer companies, periods and financial markets. While we use non-GAAP measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-GAAP measures are a substitute for, or are superior to, the information provided by GAAP results. As such, the presentation of non-GAAP measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. The primary limitations associated with the use of non-GAAP measures as compared to GAAP results are that non-GAAP measures may not be comparable to similarly titled measures used by other companies in our industry and that non-GAAP measures may exclude financial information that some investors may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between non-GAAP measures and GAAP results, including providing a reconciliation of each non-GAAP measure to GAAP results, to enable investors to perform their own analysis of our operating results.

Adjusted Revenue – We defined adjusted revenue as revenue, as reported under GAAP, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a limited period due to the effects of purchase accounting. In accordance with GAAP purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which generally reduces the deferred amount and revenues recognized subsequent to an acquisition. We include non-GAAP revenue to allow for more complete comparisons to the financial results of our historical operations, forward-looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition-related revenue adjustments are non-recurring, we may incur similar adjustments in connection with future acquisitions.

Adjusted Income from Operations – We define non-GAAP income from operations as income/(loss) from operations, as reported under GAAP, excluding the effect of Acquisition fair value adjustment to revenue, Share-based compensation expense, Depreciation expense, Amortization of acquired intangible assets, Acquisition-related costs, Other operating expense, net. Share-based compensation expense; depreciation expense and amortization of acquired intangible assets in our non-GAAP income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under GAAP, included in other expense lines. Accordingly, we exclude those amounts when assessing non-GAAP income from operations. At times when we are communicating with our shareholders, analysts and other parties we refer to non-GAAP income from operations as adjusted EBITDA.

We assess non-GAAP income from operations as a percentage of total non-GAAP revenue and by doing so; we are able to evaluate our relative performance of our revenue growth compared to the expense growth for those items included in non-GAAP income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes.

About Kofax

Kofax Limited is a leading provider of smart process applications for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

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© 2014 Kofax Limited. Kofax is a registered trademark and First Mile is a trademark of Kofax Limited. All other registered trademarks are the property of their respective owners

Source: Kofax

Consolidated Financial Statements

Kofax Limited and Subsidiaries Years Ended June 30, 2014 and 2013 With Report of Independent Auditors

Report of Independent Auditors

Management and the Audit Committee of Kofax Limited,

We have audited the accompanying consolidated financial statements of Kofax Limited and subsidiaries, which comprise the consolidated balance sheets as of June 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kofax Limited and subsidiaries at June 30, 2014 and 2013, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Reading, UK
September 1, 2014

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Kofax Limited

Consolidated Balance Sheets

($ in thousands, except number of shares which are reflected in thousands)

	As of June 30,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$89,631	$93,413
Accounts receivable, net of allowances of $881 and $1,241, respectively	58,392	60,929
Other current assets	9,690	10,457
Income tax receivable	7,209	2,024
Deferred tax assets	3,502	3,670

Total current assets	168,424	170,493

Property and equipment, net	6,753	7,774
Goodwill	186,103	155,203
Acquired intangible assets, net	36,085	26,839
Deferred tax assets, net of current portion	1,877	1,607
Other non-current assets	4,105	3,672

Total assets	$403,347	$365,588

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$37,445	$37,424
Deferred revenue	78,497	63,302
Income taxes payable	1,101	1,592
Deferred tax liabilities	217	261
Contingent acquisition payments	4,775	6,334

Total current liabilities	122,035	108,913

Minimum pension liability	4,078	3,018
Deferred revenue, net of current portion	8,079	5,095
Deferred tax liabilities, net of current portion	3,243	7,993
Contingent acquisition payments, net of current portion	3,927	1,756
Other non-current liabilities	7,519	8,621

Total liabilities	148,881	135,396

Commitments and contingences (Notes 3, 4 and 18)

Shareholders’ equity:
Common stock, $0.001 par value; 132,000 shares authorized; 97,218 and 94,706 shares issued; 87,521 and 85,000 shares outstanding, respectively	97	95
Additional paid in capital	60,695	42,045
Employee benefit shares, at cost (4,628 and 4,639 shares as of June 30, 2014 and 2013, respectively)	(18,207)	(15,295)
Treasury shares, at cost (5,068 shares as of June 30, 2014 and 2013, respectively)	(15,980)	(15,980)
Retained earnings	207,141	195,664
Accumulated other comprehensive income	20,720	23,663

Total shareholders’ equity	254,466	230,192

Total liabilities and shareholders’ equity	$403,347	$365,588

The accompanying notes are an integral part of these consolidated financial statements.

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Kofax Limited

Consolidated Statements of Income

($ in thousands, except per share amounts and number of shares which are reflected in thousands)

	Year Ended June 30,
	2014	2013
Revenue:
Software licenses	$117,908	$111,814
Maintenance services	133,381	121,944
Professional services	38,726	32,339

Total revenue	290,015	266,097
Cost of revenue:
Cost of software licenses	9,877	10,688
Cost of maintenance services	20,241	18,194
Cost of professional services	32,625	28,343
Amortization of intangible assets	5,508	4,733

Total cost of revenue	68,251	61,958

Gross profit	221,764	204,139

Operating expenses:
Research and development	40,428	34,686
Sales and marketing	122,818	98,315
General and administrative	39,631	37,036
Amortization of intangible assets	3,425	1,974
Acquisition-related costs	857	4,682
Other operating expenses, net	4,172	2,395

Total operating expenses	211,331	179,088

Income from operations	10,433	25,051

Interest expense, net	(671)	(923)
Other income (expense), net	7,259	(5,923)

Income from operations, before tax	17,021	18,205

Income tax expense	5,544	7,912

Net income	$11,477	$10,293

Net income per share:
Basic	$0.13	$0.12

Diluted	$0.12	$0.11

Weighted average shares outstanding:
Basic	87,554	86,669

Diluted	95,620	92,807

The accompanying notes are an integral part of these consolidated financial statements.

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Kofax Limited

Consolidated Statements of Comprehensive Income

($ in thousands)

	Year Ended June 30,
	2014	2013
Net income	$11,477	$10,293

Other comprehensive income/(loss):
Foreign currency translation adjustments	(1,833)	4,544
Foreign currency transaction gains (losses) related to intercompany transactions of a long-term investment nature, net of tax of $0.3 million and ($0.1) million for the periods ending 2014 and 2013	(558)	185
Pension adjustments, net of tax of $0.1 million and ($0.1) million for the periods ending 2014 and 2013	(552)	(679)

Total other comprehensive income/(loss), net of tax	(2,943)	4,050

Comprehensive income	$8,534	$14,343

The accompanying notes are an integral part of these consolidated financial statements.

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Kofax Limited

Consolidated Statements of Shareholders’ Equity

($ in thousands, except number of shares which are reflected in thousands)

	Common Stock			Employee Benefit Trust		Treasury Shares
	Shares	Amount	Additional Paid in Capital	Shares	Amount	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
As of June 30, 2012	93,998	$94	$40,459	4,965	$(17,387)	5,068	$(15,980)	$185,371	$19,613	$212,170
Net Income	—	—	—	—	—	—	—	10,293	—	10,293
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	4,050	4,050
Excess tax benefit on share-based compensation	—	—	642	—	—	—	—	—	—	642
Share-based compensation expense	—	—	1,393	—	—	—	—	—	—	1,393
Changes in employee benefit shares	—	—	(2,315)	(326)	2,092	—	—	—	—	(223)
Issuance of common shares under employee stock option and LTIP plans	708	1	1,866	—	—	—	—	—	—	1,867

As of June 30, 2013	94,706	95	42,045	4,639	(15,295)	5,068	(15,980)	195,664	23,663	230,192

Net Income	—	—	—	—	—	—	—	11,477	—	11,477
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	(2,943)	(2,943)
Excess tax benefit on share-based compensation	—	—	972	—	—	—	—	—	—	972
Share-based compensation expense	—	—	4,867	—	—	—	—	—	—	4,867
Changes in employee benefit shares	—	—	(186)	(11)	(2,912)	—	—	—	—	(3,098)
Proceeds from initial public offering in the United States	2,300	2	12,364	—	—	—	—	—	—	12,366
Issuance of common shares under employee stock option and LTIP plans	212	—	633	—	—	—	—	—	—	633

As of June 30, 2014	97,218	$97	$60,695	4,628	$(18,207)	5,068	$(15,980)	$207,141	$20,720	$254,466

The accompanying notes are an integral part of these consolidated financial statements.

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Kofax Limited

Consolidated Statements of Cash Flows

($ in thousands)

	Year Ended June 30,
	2014	2013
Cash flows from operating activities:
Net income	$11,477	$10,293

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	14,334	12,872
Share-based compensation expense	4,867	1,393
Other income (expense)	(7,259)	5,923
Restructuring payments	(637)	(863)
Changes in operating assets and liabilities:
Accounts receivable, net	5,149	(1,381)
Other assets	1,570	740
Accounts and other payables	(5,247)	635
Deferred revenue	15,516	4,006
Other liabilities	(1,289)	(2,696)
Deferred income taxes	(2,542)	(1,783)
Income taxes payable	(2,838)	218

Net cash inflow from operating activities	33,101	29,357

Cash flows from investing activities
Purchase of property and equipment	(3,753)	(3,050)
Acquisitions of subsidiaries, net of cash acquired	(45,387)	(16,759)
Proceeds from sale of discontinued operations	—	603
Interest received	145	131

Net cash used in investing activities	(48,995)	(19,075)

Cash flows from financing activities
Issue of common stock	633	1,867
Excess tax benefits on share-based compensation	972	642
Proceeds from initial public offering in the United States	12,366	—
Purchases of and proceeds from EBT shares, net	(3,098)	(223)

Net cash inflow from financing activities	10,873	2,286

Effect of exchange rate changes on cash and cash equivalents	1,239	(277)

Net increase (decrease) in cash and cash equivalents	(3,782)	12,291

Cash and cash equivalents at the beginning of the year	93,413	81,122

Cash and cash equivalents at the end of the year	$89,631	$93,413

Supplemental cash flow disclosure:
Cash paid for income taxes, net	$13,165	$10,749

Cash paid for interest	$484	$345

The accompanying notes are an integral part of these consolidated financial statements.

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Notes to the Consolidated Financial Statements

NOTE 1	ORGANIZATION AND PRESENTATION

We began operations in Switzerland in 1985 as a distributor of digital imaging hardware and maintenance services under the name Dicom AG. We listed the ordinary (i.e., common) shares of Kofax plc, Kofax Limited’s predecessor, on AIM (the London Stock Exchange’s market for smaller companies) in 1996 and subsequently transferred to the main market of the London Stock Exchange in 1997. Since then we have maintained a Premium Listing, which requires meeting the UK’s highest standards of regulation and corporate governance. We subsequently expanded into the distribution of related software products and services and eventually became an independent software vendor through the acquisition of a number of software businesses beginning in 1999. On December 5, 2013 we completed our initial public offering in the United States on the NASDAQ Global Select Market.

Pursuant to a scheme of arrangement approved by the shareholders of Kofax (U.K.) and sanctioned by the High Court of Justice of England and Wales, we migrated the jurisdiction of organization of our parent company from the United Kingdom to Bermuda by forming Kofax Limited, a Bermuda company.

Kofax Limited and its subsidiaries (collectively “we”, “Kofax” or “the Company”) is a leading global provider of smart process applications software and related maintenance and professional services. The Company’s software enables organizations to design, deploy, and operate comprehensive systems that create an essential link between their systems of engagement, which generate real time, information-intensive communications from constituents, and their systems of record, which are typically large scale enterprise applications and repositories used to manage their internal operations.

The Company utilizes a hybrid go-to-market model that delivers software and services through both its direct sales and service employees and an indirect channel of authorized resellers, original equipment manufacturers and distributors.

The Company has built a portfolio of intellectual property, technologies, applications and solutions through both internal development and acquisitions.

The Company’s presentational currency is U.S. dollars as that is the currency of the primary economic environment in which the Company operates.

Except where otherwise stated, all references to fiscal 2014 and fiscal 2013 in these notes to the consolidated financial statements are defined as the year ended June 30, 2014 and June 30, 2013, respectively.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

These consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Basis of Consolidation

These consolidated financial statements include the accounts of Kofax Limited and its wholly-owned subsidiaries. Subsidiaries are consolidated from the date of their acquisition. Intercompany balances and transactions between consolidated entities are eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and footnotes. On an ongoing basis, the Company evaluates its estimates, assumptions and judgments. Estimates are used for, but not limited to, determining the selling price of products and services in multiple element arrangements and determining the period over

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Notes to the Consolidated Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

which revenue should be recognized for these elements; income taxes; collectability of receivables; acquisition purchase price allocation, valuation of goodwill and acquired intangible assets; depreciable lives of property and equipment; share-based compensation; pension adjustments and contingent liabilities. The Company bases its estimates on historical experience, market participant fair value considerations and various other factors that are believed to be reasonable and supportable and result in estimates that are reasonable for the use in the preparation of the consolidated financial statements. Actual amounts could differ significantly from these estimates.

Revenue Recognition

The Company generates revenue from the following sources: (1) software license agreements, (2) maintenance services (also known as post-contract customer support or PCS) and (3) professional services. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. Our revenue recognition policies for our revenue streams are discussed below. The sale and/or license of software products and technology is deemed to have occurred when a customer either has taken possession of or has access to take immediate possession of the software or technology. Revenue from royalties on sales of our software products by original equipment manufacturers (“OEMs”), where no services or other performance obligations are included, is recognized in the quarter earned so long as we have been notified by the OEM that such royalties are due, and provided that all other revenue recognition criteria are met.

Subscription arrangements are recognized ratably over the period of subscription. The Company’s subscription software licenses are generally offered for one-year base subscription periods. The base subscription entitles the end user to the technology itself and maintenance consisting of a specified level of customer support, bug fixes, functionality enhancement to the technology, and upgrades to new versions of the license, each on a when-and-if available basis, during the term of subscription.

Transactions with customers are documented by written agreements, with direct sales generally taking the form of a sales contract, statement of work and a purchase order. Sales through indirect channels are generally made via a master agreement, under which the key legal terms and conditions are included, and each order is then evidenced by a purchase order or other evidence of the order provided from the channel partner.

We generate revenue from the sale of license to use our products, including royalty arrangements and from maintenance and professional services. A software arrangement generally consists of: (i) a perpetual software license, (ii) a maintenance service arrangement that includes technical support via the phone and web and the right to receive unspecified upgrades/enhancements on a when-and-if-available basis, generally for an initial period of one year, and (iii) in some cases, separate professional services engagements for software implementation, education, training and other services.

For our software and software-related multiple element arrangements where customers purchase both software-related products and software-related services, we use vendor-specific objective evidence (“VSOE”) of fair value to separate the elements and account for them separately. VSOE exists when a company can support the fair value of its software-related products and software-related services based on evidence of the prices charged when the same elements are sold separately. VSOE of fair value is required, generally, in order to separate the accounting for various elements in a software and related services arrangement. We have established VSOE of fair value for maintenance, professional services, and training.

Software arrangements generally include PCS, which includes telephone support and the right to receive unspecified upgrades/enhancements on a when-and-if-available basis, typically for one year. Revenue from PCS is generally recognized rateably on a straight-line basis over the term that the maintenance service is provided.

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Notes to the Consolidated Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Professional services contracted under time and material arrangements are recognized as the services are performed. With respect to professional services contracted on a fixed price basis, the Company has significant experience in providing these services and are able to estimate the stage of completion. Accordingly, the Company recognizes the revenue and profit on fixed price professional service engagements on a percentage-of-completion basis. When we provide professional services considered essential to the functionality of the software, we recognize revenue from the professional services as well as any related software licenses on a percentage-of-completion basis whereby the arrangement consideration is recognized as the services are performed, as measured by an observable input. In these circumstances, we separate license revenue from professional service revenue for income statement presentation by allocating VSOE of fair value of the professional services as professional services and the residual portion as product and licensing revenue. We generally determine the percentage-of-completion by comparing the labor hours incurred to-date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

When products are sold through distributors or resellers, title and risk of loss generally passes upon delivery, at which time the transaction is invoiced and payment is due. Delivery to distributors and resellers without right of return are recognized as revenue upon delivery, provided all other revenue recognition criteria are met.

Business Combinations

The financial results of the businesses that the Company has acquired are included in the Company’s consolidated financial results based on the respective dates of the acquisitions. The Company allocates the purchase consideration to the identifiable assets acquired and liabilities assumed in the business combination based on their acquisition-date fair values. The excess of the purchase consideration over the amounts assigned to the identifiable assets and liabilities is recognized as goodwill. Factors giving rise to goodwill generally include synergies that are anticipated as a result of the business combination, including enhanced product and service offerings. The fair values of identifiable intangible assets acquired in business combinations are generally determined using an income approach, requiring financial forecasts and estimates as well as market participant assumptions. While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, our estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is generally no more than one year from the business combination date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. For changes in the valuation of intangible assets between preliminary and final purchase price allocation, the related amortization is adjusted effective from the acquisition date. Subsequent to the purchase price allocation period, any adjustment to assets acquired or liabilities assumed is included in operating results in the period in which the adjustment is determined.

Goodwill and Intangible Assets Arising From Business Combinations

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but rather the carrying amounts of these assets are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Intangible assets, such as contractual relationships and technology, are amortized over their expected useful lives on a straight-line basis. Amortization of these intangibles is included in either cost of revenue or operating expenses based on the function of the intangible asset.

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Notes to the Consolidated Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company evaluates goodwill for impairment on an annual basis, or more frequently if the Company believes indicators of impairment exist. The Company has identified a single reporting unit and performs an annual evaluation as of April 1 each year. Upon completion of the April 2014 annual impairment assessment, the Company determined that no impairment was indicated. As of June 30, 2014, the Company is not aware of any significant indicators of impairment that exist for our goodwill that would require additional analysis.

The Company performs sensitivity analyses to demonstrate that a reasonable change in the key assumptions would not reduce the difference between the carrying amount and recoverable amount of goodwill to zero. The Company also compares the Company’s market capitalization to the book value of net assets and this indicated a significant surplus at June 30, 2014.

Other Long-lived Assets

Purchased computer software licenses and similar rights purchased from third parties are capitalized on the basis of the costs incurred. Where internal costs are directly associated with software projects in combination with purchased licenses, such costs are deemed to be eligible for capitalization. These costs are amortized over their estimated useful lives (3-7 years) on a straight-line basis and are recorded to the respective operating expense or cost of sales line. The carrying amounts are reviewed for impairment if events or circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

Items of property and equipment are initially recognized at cost. The costs include the purchase price and directly attributable costs to bring the asset into a usable condition. Depreciation on all items of property and equipment is recorded on a straight-line basis over their expected useful lives or the lease term, if shorter.

Research and Development Costs

Research and development costs related to software that is or will be sold or licensed externally to third-parties, or for which a substantive plan exists to sell or license such software in the future, incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of license revenue over the estimated useful life of the related products. We have determined that technological feasibility is reached shortly before the general release of our software products. Costs incurred after technological feasibility is established have not been material. As a result, we expense research and development costs as incurred.

Advertising Costs

Advertising costs are expensed as incurred and are classified as sales and marketing expenses. The Company incurred advertising costs of $0.8 million and $1.1 million for fiscal 2014 and 2013, respectively.

Income taxes

Income tax expense reflects management’s best estimate of estimated current and future taxes to be paid. Significant judgments and estimates are required in determining total income tax expense.

Deferred income taxes arise from temporary differences between the carrying value of assets and liabilities and their tax basis, which will result in taxable or deductible amounts in the future. Deferred tax assets and liabilities are determined using enacted tax rates in effect in the years in which the differences are expected to reverse.

In evaluating the Company’s ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, the Company begins with historical results and incorporates assumptions including the amount of future state, federal and non-US pre-tax

Page | 10

Notes to the Consolidated Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

operating income, the impact of permanent tax adjustments, the reversal of temporary differences, and the implementations of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers the most recent three years of cumulative operating income (loss). The Company maintains a valuation allowance to reduce its deferred tax assets to reflect the amount, based upon the Company’s estimates that would more likely than not be realized.

As of June 30 2014 and June 30, 2013, we have $13.5 million and 13.5 million of valuation allowances remaining for certain deferred tax assets, respectively. If results of future operations differ from those in the estimates, the Company may need to increase or decrease the valuation allowance, which could significantly affect its reported results in future periods.

We establish unrecognized tax benefits for tax uncertainties. In accordance with the provisions of ASC 740-10, Income Taxes, we establish reserves for tax uncertainties that reflect the use of the comprehensive model for the recognition and measurement of uncertain tax positions. Under the comprehensive model, reserves are established when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the position’s technical merits. The threshold for recognition is met, a tax position is recorded at the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. Interest and penalties are recognized as a component of income tax expense in the Consolidated Income Statements.

Share-Based Compensation

The Company recognizes compensation expense for all share-based awards made to employees. The fair value of share-based awards is estimated at the grant date and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period. The fair value of stock option awards that vest based on a service condition is estimated using the Black-Scholes option-pricing model.

Share-based compensation expense is recognized only for those awards that are ultimately expected to vest, and we have applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost to be recognized. These estimates will be revised in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation cost recognized in the period in which the change in estimate occurs. Compensation expense for share-based awards based on a service condition is recognized using the accelerated method.

The Company also grants Long Term Incentive Plan (LTIP) awards to certain employees (including executive officers). The Company records share-based compensation expense based on the market share price at grant date and estimated achievement percentage of related performance criteria.

Under the Kofax Limited 2012 Long Term Incentive Plan, performance based restricted stock units are awarded to senior executives at the discretion of the Remuneration Committee. The shares vest after three years, contingent on the successful achievement of the following performance criteria:

(a) Continued employment of three years after the effective date of the award,

(b) 50% on the attainment of revenue goals, and

(c) 50% on the achievement of earnings target goals, as defined.

The fair value of the LTIP award is based on the market share price at grant date, with the number of shares included in the measurement of the charge reassessed each reporting period to reflect management’s best estimate of non-market performance criteria achievement. The fair value also assumes no dividends.

Page | 11

Notes to the Consolidated Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of the award is recognized as compensation cost over the requisite service period, with shares vesting after three years. At the end of each reporting period, management reassesses the estimated achievement percentages, with any downward revisions reversed to share-based compensation expense in the period in which this determination is made. However, if at a future date conditions have changed, resulting in an increase to the estimated percentage achievement, the previously reversed share-based payment expense as well as all subsequent projected share-based compensation expense through the date of evaluation, is recognized in the period in which this new determination is made.

Restructuring Charges

A restructuring charge is recognized when the Company has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Severance payments and related employment costs are accrued in full when employees are identified in the restructuring plan. Costs relating to on-going activities, such as relocation, training and information systems are recognized only when incurred. Restructuring accruals related to onerous leases are recorded when they are part of an announced restructuring and the leased space becomes no longer usable either in part or in whole and the expected remaining lease payments are expensed at the time this determination is made, net of any income from assumed sub-lease. Additionally, the Company may recognize separate accruals for onerous lease contracts in the event a contract becomes no longer usable.

Foreign Currency

When determining the functional currency of a foreign entity, the Company takes into consideration the economic environment, the currency influencing operational and financial transactions as well as the activity of the entity.

Transactions in foreign currencies other than the entities’ functional currency are converted using the rate of exchange at the date of transaction. Monetary assets and liabilities denominated in non-functional currencies are translated using the rate of exchange at the period end. The gains or losses arising from the revaluation of foreign currency transactions to functional currency are included in Other income (expense), net. Differences on foreign currency borrowings from foreign currency subsidiaries that form part of the net investment are taken directly to equity until the date of disposal of the net investment, at which time they are recognized in the Other income (expense), net. Foreign currency differences arising on trading intercompany loans are charged to Other income (expense), net.

The assets and liabilities of foreign operations are translated from their respective functional currencies into U.S. dollars, the Company’s presentation currency, at the rate of exchange at the end of the period. Income and expenses are translated at monthly average exchange rates for the year as this represents a reasonable approximation of actual exchange rates at the date of transactions. While all equity components (i.e., common stock, additional paid in capital, employee stock ownership / employee benefit shares, treasury shares and retained earnings) are translated at historical rates, the remainder, resulting from the retranslation of the net assets at the applicable spot rate, are reflected in other comprehensive income (“OCI”) within shareholders’ equity. On disposal of a foreign operation, the deferred cumulative amount of currency translation adjustments recognized in equity relating to that particular foreign operation is recognized in Other income (expense), net.

Page | 12

Notes to the Consolidated Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The valuation techniques used to measure the fair value of all other financial instruments, all of which have counterparties with high credit ratings, were valued based on quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data.

Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding stock options, and unvested shares granted under the Long Term Incentive Plans. The dilutive effect of potentially dilutive securities is reflected in diluted earnings per share by application of the treasury stock method. Under the treasury stock method, an increase in the fair market value of the Company’s common stock can result in a greater dilutive effect from potentially dilutive securities. No options or LTIPs have been excluded from the calculation of diluted EPS.

	For the Year Ended June 30,
	2014	2013
	($ in thousands, except per share amounts )
Numerator:
Net income	$11,477	$10,293

Denominator:
Weighted-average shares outstanding	87,554	86,669
Effect of dilutive securities	8,066	6,138

Weighted-average diluted shares	95,620	92,807

Basic earnings per share	$0.13	$0.12

Diluted earnings per share	$0.12	$0.11

Page | 13

Notes to the Consolidated Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Comprehensive Income consists of net income, current period foreign currency translation adjustments, and pension adjustments, net of any applicable income tax amounts. For the purposes of comprehensive loss disclosures, the Company does not record tax provisions or benefits for the net changes in the foreign currency translation adjustment, as the Company intends to reinvest undistributed earnings in its foreign subsidiaries permanently.

Cash and Cash Equivalents

We classify all highly liquid instruments with an original maturity of three months or less at the time of purchase as cash equivalents.

Accounts Receivable Allowances

The Company records its allowance for doubtful accounts based upon its assessment of various factors. The Company considers historical experience, the age of the accounts receivable balances, credit quality of the Company’s customers, current economic conditions, and other factors that may affect customers’ ability to pay. Activity in the allowance for doubtful accounts was as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Beginning of year	1,241	2,714
Additions (recoveries), net charged to expense	112	(639)
Write-offs	(489)	(796)
Exchange differences	17	(38)

End of Year	881	1,241

Contingent Consideration and Acquisition-related costs

Contingent consideration to be transferred by the Company will be recognized at fair value at the acquisition date. A subsequent change to the fair value of the contingent consideration is recorded to Acquisition-related costs in the Consolidated Statements of Income. Direct transaction costs are expensed through the Consolidated Statements of Income in Acquisition-related costs. This account consists of (i) costs directly attributable to acquisition strategy and the evaluation, consummation and integration of acquisitions, which are composed substantially of professional services fees including legal, accounting and other consultants and, (ii) compensation costs, which are composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees both of which require continuing employment of the recipients, as well as severance payments to employees whose positions were made redundant.

Financial Instruments and Hedging Activities

The Company utilizes derivative instruments to hedge specific financial risks such as interest rate and foreign exchange risk. Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at fair value. The fair values of derivatives are measured using observable market prices or, where market prices are not available, by using discounted expected future cash flows at prevailing interest and exchange rates. The gain or loss on re-measurement is taken to the Consolidated Income Statements except where the derivative is part of a designated cash flow hedge or a designated hedge of a net investment in a foreign operation. The Company does not apply hedge accounting for these forward contracts or any other hedging activity.

Page | 14

Notes to the Consolidated Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pensions

We sponsor various defined benefit pension plans and other postretirement benefit plans internationally in accordance with local laws and regulations. Our Swiss defined benefit pension plan account for a large majority of our aggregate pension plans’ net periodic benefit costs and projected benefit obligations. In connection with these plans, we use certain actuarial assumptions to determine the plans’ net periodic benefit costs and projected benefit obligations, the most significant of which are the expected long-term rate of return on assets and the discount rate.

Our assumption for the weighted average expected long-term rate of return on assets in our Swiss pension plan for determining the net periodic benefit cost is 3.30% and 3.40% for 2014 and 2013, respectively. We determine, based upon recommendations from our pension plan’s investment advisors, the expected rate of return using a building block approach that considers diversification and rebalancing for a long-term portfolio of invested assets. Our investment advisors study historical market returns and preserve long-term historical relationships between equities and fixed income in a manner consistent with the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long run. They also evaluate market factors such as inflation and interest rates before long-term capital market assumptions are determined. Market conditions and other factors can vary over time and could significantly affect our estimates of the weighted average expected long-term rate of return on plan assets. The expected rate of return is applied to the market-related value of plan assets.

The weighted average discount rates used to calculate our pension benefit obligations at June 30, 2014 and 2013 were 2.23% and 2.36%, respectively. The weighted average discount rates used to calculate our net periodic benefit costs for 2014 and 2013 were 2.36% and 2.47%, respectively. We determine the discount rate based upon a hypothetical portfolio of high quality fixed income investments with maturities that mirror the pension benefit obligations at the plans’ measurement date. Market conditions and other factors can vary over time and could significantly affect our estimates for the discount rates used to calculate our pension benefit obligations and net periodic benefit costs for future years.

Treasury Stock

Kofax Limited shares held by the Company are classified in shareholders’ equity as treasury shares and are recognized at cost. Consideration received for the sale of such shares is also recognized in equity, with any difference between the proceeds from sale and the original cost being taken to equity. No gain or loss is recognized in the Consolidated Financial Statements on the purchase, sale, issue or cancellation of equity shares

Concentration of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk principally consist of cash, cash equivalents, marketable securities and trade accounts receivable. The Company places its cash and cash equivalents and marketable securities with financial institutions with high credit ratings. As part of its cash and investment management processes, the Company performs periodic evaluations of the credit standing of the financial institutions with whom it maintain deposits, and has not recorded any credit losses to date. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed appropriate. At June 30, 2014 and 2013, no customer accounted for greater than 10% of the Company’s accounts receivable or 10% of its total revenue for fiscal 2014 or 2013.

Page | 15

Notes to the Consolidated Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Standards

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an update to Comprehensive Income (Topic 220). ASU 2013-02 requires an entity to present either on the face of the statement where net income is presented or in the notes to the financial statements any significant amounts reclassified out of accumulated other comprehensive income by the respective line items in the statement presenting net income. Additionally, disclosures about the changes in each component of accumulated other comprehensive income are also required. ASU 2013-02 requires prospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. We adopted ASU 2013-02 in the first quarter of fiscal 2013, and there was no impact on our financial statements as ASU 2013-02 related to disclosure only.

In July 2013, the Financial Accounting Standards Board (“FASB”) issued an ASU on Income Taxes, to improve the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance is expected to reduce diversity in practice and is expected to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. This guidance is effective for the Company’s interim and annual periods beginning after December 15, 2013. The adoption of this amended guidance did not have an impact on our consolidated results of operations or financial condition.

New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, issued as a new topic, ASC 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that a Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. This ASU is effective for us beginning in fiscal 2018 and can be adopted by the Company either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the effect that adopting this new accounting guidance will have on our consolidated financial statements.

NOTE 3	ACQUISITIONS

Fiscal Year 2014 Acquisition

On July 31, 2013, Kofax acquired 100% of the shares of Kapow Technologies Holdings, Inc. (Kapow), a company incorporated in the United States, specializing in data integration software. Kapow’s software will assist in Kofax’s ability to integrate smart process applications with third party software for content import and export purposes as well as data validation during a business process. In addition, it will assist in penetrating the emerging electronic content transformation segment of the multichannel capture market, and is highly complementary to the recent acquisition of Altosoft’s business intelligence and analytics products. Kapow was consolidated into our results of operations on the acquisition date.

Of the total cash payment of $41.5 million, $40.5 million was paid to acquire all of the issued and outstanding shares of Kapow. Additionally, $0.9 million and $0.1 million were charged directly to operations and were included in Acquisition-related costs on the Consolidated Statements of Income for the periods ended June 30, 2014 and June 30, 2013, respectively. Acquisition-related costs include finder’s fees, legal, advisory, valuation, accounting, and other fees incurred to effect the business combination.

Page | 16

Notes to the Consolidated Financial Statements

NOTE 3	ACQUISITIONS (CONTINUED)

The goodwill of $25.9 million arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of Kofax and Kapow. None of the goodwill recognized is expected to be deductible for income tax purposes. The following table summarizes the consideration paid for Kapow and the fair values of the assets acquired and liabilities assumed at the acquisition date:

($ in thousands)
Consideration:
Cash	40,524
Contingent consideration	6,624

Total consideration	47,148

Recognized amounts of identifiable assets acquired and liabilities assumed
Assets
Cash and cash equivalents	1,276
Accounts receivable	3,052
Other current assets	260

Total current assets	4,588
Other non-current assets	87
Property and equipment	99
Deferred tax assets	10,393
Identifiable intangible assets	17,000

Total assets	32,167
Liabilities
Accounts and other payables	536
Other current liabilities	1,657
Deferred income – current	1,260

Total current liabilities	3,453
Other liabilities	26
Deferred tax liabilities	7,417

Total liabilities	10,896

Total identifiable net assets	21,271

Goodwill arising from acquisition	25,877

The fair value of the trade receivables was $3.1 million. The trade receivables have been fully collected subsequent to the acquisition.

Following are the details of the purchase price allocated to the intangible assets acquired;

	Amount	Weighted Average Life
	($ in thousands)	(in Years)
Technology	10,700	10
Customer relationships	5,400	6
In process research and development	700	10
Tradenames	200	3

Totals	17,000

Page | 17

Notes to the Consolidated Financial Statements

NOTE 3	ACQUISITIONS (CONTINUED)

Fiscal Year 2013 Acquisitions

On February 28, 2013, Kofax acquired 100% of the shares of Altosoft Corporation (Altosoft), a company incorporated in the United States, which is a provider of business intelligence and analytics software. The Company acquired Altosoft to enhance Kofax’s product portfolio with near real-time process and data analytics, visualization and extract, transform load capabilities. Altosoft was consolidated into our results of operations on the acquisition date.

Of the total cash payment of $12.8 million, $12.6 million was paid to acquire all of the issued and outstanding shares of Altosoft. Additionally, $0.2 million was charged directly to operations and were included in Acquisition-related costs on the Consolidated Statements of Income. Acquisition-related costs include finder’s fees, legal, advisory, valuation, accounting, and other fees incurred to effect the business combination. None of the goodwill is expected to be deductible for tax purposes. The following table summarizes the consideration paid for Altosoft and the fair values of the assets acquired and liabilities assumed at the acquisition date:

($ in thousands)
Consideration:
Cash	12,634
Deferred consideration	2,000
Fair value of contingent consideration	2,015

Total consideration	16,649

Recognized amounts of identifiable assets acquired and liabilities assumed
Assets
Cash and cash equivalents	892
Accounts receivable	565
Other current assets	13
Identifiable intangible assets	7,150

Total assets	20,493
Liabilities
Deferred income	456
Other current liabilities	242
Deferred tax liabilities	2,982
Other noncurrent liabilities	164

Total liabilities	3,844

Total identifiable net assets	5,118

Goodwill arising from acquisition	11,531

The fair value of the trade receivables was $0.6 million. None of the trade receivables have been impaired and the full contractual amounts have been fully collected subsequent to the acquisition.

Following are the details of the purchase price allocated to the intangible assets acquired;

	Amount	Weighted Average Life
	($ in thousands)	(in Years)
Technology	5,000	10
Customer relationships	1,700	6
Non-compete agreements	300	2
Tradenames	150	3

Totals	7,150

Page | 18

Notes to the Consolidated Financial Statements

NOTE 3	ACQUISITIONS (CONTINUED)

Contingent consideration payments range between zero and $4.4 million. $2.0 million represents the acquisition-date fair value of the payments that management estimated at that time will become payable to the former shareholders of Altosoft and is included in the purchase price allocation; however, none of the payments are guaranteed. The contingent consideration payments are based on the achievement of specific annual revenue growth rates and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) levels during calendar years 2013, 2014 and 2015.

Of the total purchase price, $2.0 million was withheld as deferred consideration relating to representations and warranties made by the sellers, including those related to the level of cash and certain other net assets acquired. The Company paid the full amount of deferred consideration in fiscal year 2014.

The Company has entered into separate employment agreements with certain Altosoft employees subsequent to the acquisition in which the Company will provide the employees with a retention package that will include a cash bonus. The total anticipated payment is $0.6 million, with the latest payment due in January 2015. The retention bonus is being accrued as the employees provide services and as of June 30, 2014 and June 30, 2013 there was $0.1 million and $0.1 million, respectively accrued and included in Acquisition-related costs.

Pro forma results of operations have not been presented because the effects of the business combinations described in this Note, individually and in aggregate, were not material to our consolidated results of operations

NOTE 4	CONTINGENT ACQUISITION PAYMENTS

As discussed in Note 3, certain of the Company’s acquisitions have included contingent payments. The following summarizes the movement of the Company’s contingent acquisition payments during fiscal 2014 and fiscal 2013:

	Fiscal 2014	Fiscal 2013
Beginning of year	8,090	9,570
Acquisition	7,120	4,179
Change in fair value	(450)	4,333
Payments	(6,374)	(9,933)
Exchange differences	316	(59)

End of Year	8,702	8,090

Current	4,775	6,334
Non-current	3,927	1,756

Total contingent acquisition payments	8,702	8,090

Included in the change in fair value is $0.3 million (2013: $0.5 million) related to the accretion of discounts initially recorded upon acquisitions.

On December 5, 2011, Kofax acquired 100% of the shares of Singularity Limited (Singularity), a company incorporated in Northern Ireland, which is a provider of business process management (BPM) software and dynamic case management solutions. Singularity has historically conducted the majority of its operations in the United Kingdom, and has subsidiaries that include a substantial operating presence in India. The arrangement includes contingent consideration payments based on the continuing employment of certain continuing employees of Singularity and its subsidiaries and license revenue arising from Singularity‘s license products during calendar year 2012 and 2013. In 2013, an amendment to the original agreement was made to include calendar year 2014. The total for the range of these payments, before and after the amendment is between zero and $14.7 million. Management determined that $8.4 million of the contingent consideration should be treated as compensation expense for financial accounting purposes, and that $0.6 million was included as a component of the purchase price consideration at the time of the acquisition.

Page | 19

Notes to the Consolidated Financial Statements

NOTE 4	CONTINGENT ACQUISITION PAYMENTS (CONTINUED)

During 2014 and 2013, management reassessed the estimated fair value of the Singularity contingent consideration to be paid based on actual and forecasted performance through calendar 2014, and determined that a fair value adjustment was necessary to reverse $2.9 million and $1.1 million, respectively, of the previously accrued and expensed amounts to Acquisition-related costs. During 2014 and 2013, $2.4 million and $3.0 million, respectively, of the contingent consideration determined to be remuneration was recognized as Acquisition-related costs. During 2013, the Company paid the first year of Singularity contingent consideration of $6.6 million of the total estimated contingent consideration.

In addition to the contingent consideration described above, a retention and incentive bonus arrangement has been implemented for certain continuing employees of Singularity. Under the retention and incentive bonus structure, total payments ranging from zero to $4.7 million may be paid. The incentive bonus has been structured to mirror the contingent consideration payments described above. In 2012, based on the same estimates used to determine the fair value of the contingent consideration, management estimated for financial accounting purposes that $2.9 million of the incentive bonus would become payable. During the period from the acquisition date to June 30, 2013 $2.2 million was recognized as Acquisition-related costs. Retention and incentive bonus payments were $1.3 million during the year ended June 30, 2013. Based on the 2013 reassessment of the retention and incentive bonus amounts expected to ultimately be paid, management determined that a fair value adjustment to reverse $0.4 million of the previously accrued and expensed amounts also be recorded to Acquisition-related costs.

On May 26, 2011, Kofax acquired 100% of the shares of Atalasoft, Inc. (Atalasoft), a U.S. based company which is a provider of imaging software development kits. The acquisition included contingent consideration payments that range between zero and $5.1 million. $4.7 million represented the acquisition-date fair value of the payments that management estimated at that time would become payable to the former shareholders of Atalasoft; however, none of the payments were guaranteed. The contingent consideration was payable based on metrics to measure through September 30, 2013. Payments of contingent consideration were $1.2 million and $2.0 million during the years ended June 30, 2014 and 2013, respectively.

NOTE 5	GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill for our reportable segment for fiscal years 2014 and 2013 were as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Beginning of year	155,203	144,366
Acquisitions	25,877	11,911
Purchase accounting adjustments	135	(380)
Foreign exchange translation effects	4,888	(314)

End of year	186,103	155,203

Page | 20

Notes to the Consolidated Financial Statements

NOTE 5	GOODWILL AND INTANGIBLE ASSETS, NET (CONTINUED)

Intangible assets consist of the following as of June 30, 2014 and 2013, respectively:

	June 30, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
	($ in thousands)
Customer relationships	23,272	(16,055)	7,217	5.1
Technology and patents	58,230	(30,568)	27,662	7.0
Trade names, trademarks and other	1,334	(881)	453	3.6
Backlog	300	(300)	—	3.0
Non-competition agreements	300	(200)	100	2.0
In process research and development	700	(47)	653	10.0

Total	84,136	(48,051)	36,085	6.5

	June 30, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
	($ in thousands)
Customer relationships	17,609	(14,193)	3,416	6.7
Technology and patents	45,923	(23,432)	22,491	7.1
Trade names, trademarks and other	1,054	(444)	610	4.3
Backlog	300	(228)	72	3.0
Non-competition agreements	300	(50)	250	2.0

Total	65,186	(38,347)	26,839	6.9

Amortization of acquired technology and patents is included in the cost of revenue from amortization of intangible assets in the accompanying statements of operations and amounted to $5.5 million and $4.7 million in fiscal 2014 and 2013, respectively. Amortization of customer relationships, trade names, trademarks, and other, and non-competition agreements is included in operating expenses and amounted to $3.4 million and $2.0 million in fiscal 2014 and 2013, respectively. Amortization of backlog is included as a reduction of revenue in the accompanying statements of operations and amounted to $0.1 million and $0.1 million in fiscal 2014 and fiscal 2013, respectively.

Estimated amortization expense for each of the five succeeding years as of June 30, 2014 follows:

	Cost of Revenue	Operating Expenses	Total
	($ in thousands)
Year ended June 30,
2015	8,512	170	8,682
2016	8,396	70	8,466
2017	6,356	70	6,426
2018	4,017	70	4,087
2019	1,849	70	1,919
Thereafter	6,203	302	6,505

Total	35,333	752	36,085

Page | 21

Notes to the Consolidated Financial Statements

NOTE 6	INCOME TAX EXPENSE

The components of Income (loss) from operations, before tax are as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
United States (U.S)	19,893	31,627
United Kingdom (U.K)	(6,599)	(19,451)
Rest of the world	3,727	6,029

Income (loss) before income taxes	17,021	18,205

The components of the provision for income taxes consist of the following:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Current:
U.S. Federal	4,758	8,391
U.S. States	945	783
U.K	543	74
Rest of the world	1,425	2,814

	7,671	12,062

Deferred:
U.S. Federal	227	(1,844)
U.S. States	(223)	(234)
U.K.	(1,568)	(2,044)
Rest of the world	(563)	(28)

	(2,127)	(4,150)

Income tax expense	5,544	7,912

Effective income tax rate	32.6%	43.5%

The provision for income taxes differed from the amount computed by applying the U.K. enacted statutory rate to our income before income taxes as follows:

	For the Year Ended June 30
	2014	2013
	($ in thousands)
Tax provision at U.K. statutory rate	3,830	4,323
Foreign tax rate and other foreign related tax items	4,626	4,550
Change in valuation allowance	(16)	1,287
Change in provisions for uncertain tax positions	(1,592)	(180)
Non-deductible expenses and income not subject to tax:
Change in unrecognized losses	(307)	—
Research and development tax credits	43	(1,439)
U.S. manufacturing credits	(497)	(628)
Intercompany items	(2,415)	(1,866)
Acquisition related expense	102	1,251
Professional fees	452	—
Unrealized foreign exchange losses (gains)	836	—
Irrecoverable withholding taxes	252	—
Foreign tax credits	425	—
Other	(13)	654
Audit settlements	129	—
Changes in tax rates on timing differences	(256)	(40)

Income tax expense	5,544	7,912

Page | 22

Notes to the Consolidated Financial Statements

NOTE 6	INCOME TAX EXPENSE (CONTINUED)

The significant items impacting the fiscal 2014 effective tax rate to vary from U.K. statutory rate of 22.5% are the foreign earnings taxed at a higher tax rate, increase to the valuation reserve in respect of losses which are not ‘more likely than not’ to be realizable and non-deductible acquisition related expenses, these were partially offset by the impact of tax credits and prior year tax adjustments. The trading operations outside of the U.K. are subject to an effective tax rate which is higher than the U.K. statutory rate, specifically, the U.S. where the majority of the trading profits are generated.

Temporary differences and carryforwards/carrybacks which give rise to a significant portion of deferred tax assets and liabilities as June 30, 2014 and 2013 are as follows:

	2014	2013
	($ in thousands)
Deferred tax assets:
Net operating loss carryforwards	20,382	12,918
Acquired intangibles	601	—
Accrued expenses and other reserves	—	3,880
Property and equipment	235	80
Other temporary and deductible differences	8,492	5,688
Share based payment relief	3,828	2,560

Total deferred tax assets	33,539	25,126
Valuation allowance for deferred tax assets	(13,480)	(13,496)

Net deferred tax assets	20,058	11,630

Deferred tax liabilities:
Acquired intangibles	(12,248)	(9,728)
Property and equipment	(160)	(738)
Other temporary and deductible differences	(5,731)	(4,141)

Net deferred tax liabilities	1,919	(2,977)

Reported as:
Short-term deferred tax asset	3,502	3,669
Long-term deferred tax asset	1,877	1,609
Short-term deferred tax liability	(217)	(261)
Long-term deferred tax liability	(3,243)	(7,994)

Net deferred tax liabilities	1,919	(2,977)

As of June 30 2014 and 2013, the valuation allowance represented a full valuation allowance against the majority of the Company’s net operating losses and its U.S. Research and Development credits.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. During 2014 and 2013, the valuation allowance for deferred tax assets was increased by $0.0 million and $1.3 million respectively. This related to an increase in respect of net operating losses of $1.2 million and ($1.7 million in 2013) and increase for the U.S. research and development credits of $0.2 million ($0.4 million reduction in 2013). Accordingly, by the end of fiscal 2014, we continued to hold the opinion that the net operating losses would remain unrealized, increasing for the incremental increases in these losses during fiscal 2014.

Page | 23

Notes to the Consolidated Financial Statements

NOTE 6	INCOME TAX EXPENSE (CONTINUED)

The Company has net operating loss carryforwards of $51.0 million that expire in 2018 and $2.7 million that expire in 2019. All other net operating loss and credit carryforwards, which amount to $54.3 million do not have an expiration period.

Uncertain tax positions

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Balance at beginning of year	9,827	9,921
Increase/(decrease) for tax positions taken during current period	(187)	1,930
Decreases from tax positions in prior periods	(811)	(1,609)
Lapse in statute	(1,180)	—
Settlement	(107)	(415)

Balance at end of year	7,542	9,827

As of June 30 2014, $6.9 million of the unrecognized tax benefits, if recognized, would impact our effective tax rate. We do not expect a significant change in the amount of unrecognized tax benefits within the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax provision. The Company had $1.2 million and $0.7 million accrued for interests and penalties at June 30, 2014 and June 30, 2013 respectively. The Company recognized interest and penalties of $0.5 million and $0.3 million in its tax provision during fiscal years 2014 and 2013, respectively.

The following tax years remain subject to examination:

Major Jurisdictions	Open Years
United States	2011 – 2014
Austria	2011 – 2014
Germany	2010 – 2014
United Kingdom	2008 – 2014

NOTE 7	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following as of June 30, 2014 and 2013:

	Useful Life	2014	2013
	(in years)	($ in thousands)
Computer equipment	2-3	22,055	19,505
Software	2	22,898	20,982
Furniture and Fixtures	5	3,165	2,960
Leasehold improvements	2-7	4,468	4,040

Subtotal		52,586	47,487
Less: accumulated depreciation		(45,833)	(39,713)

Property and equipment, net		6,753	7,774

During fiscal years 2014 and 2013, depreciation expense was $5.3 million and $6.0 million, respectively.

Page | 24

Notes to the Consolidated Financial Statements

NOTE 8	OTHER ASSETS

Other assets consist of the following as of June 30, 2014 and 2013:

	2014	2013
	($ in thousands)
Prepaid assets	6,342	5,552
Inventory	1,138	1,800
Other receivables	2,210	3,105

Total other current assets	9,690	10,457

	2014	2013
	($ in thousands)
Other receivables	752	—
Prepayments	2,089	2,602
Deposits	259	178
Security deposits	1,005	892

Total other non-current assets	4,105	3,672

NOTE 9	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following as of June 30, 2014 and 2013:

	2014	2013
	($ in thousands)
Trade payables	5,568	4,981
Taxation and social security	4,323	5,481
Accrued compensation expenses	9,261	8,015
Accrued vacation	9,270	7,918
Accrued direct costs	2,386	2,812
Accrued professional services fees	2,591	2,759
Deferred rent	770	916
Accrued restructuring (Note 10)	227	1,015
Accrued administrative expenses	1,110	1,711
Accrued other	1,939	1,816

Total accounts and other payables	37,445	37,424

NOTE 10	RESTRUCTURING COSTS

The Company’s recorded a restructuring charge in fiscal 2012 involving the reorganization of various management and operational functions, and a second phase of the shared service center in Europe, Middle East and Africa (“EMEA”). The Company also recorded restructuring charges in 2011 in connection with the reorganization of the operational structure mainly relating to hardware sales management layers, and the first phase of the shared service center consolidation. As part of the restructuring announced in 2011, a number of the properties under operating leases became onerous. The year-end provision represents the Company’s estimate of the net cost expected to arise across the remaining life of the lease on these underutilized properties, which is between one and two years.

	Personnel Restructuring	Onerous Leases	Total
	($ in thousands)
As of June 30, 2013	586	644	1,230
Utilized during the period	(637)	(441)	(1,078)
Exchange differences	51	24	75

As of June 30, 2014	—	227	227

Current	—	227	227
Non-current	—	—	—

As of June 30, 2014	—	227	227

Page | 25

Notes to the Consolidated Financial Statements

NOTE 10	RESTRUCTURING COSTS (CONTINUED)

	Personnel Restructuring	Onerous Lease	Total
	($ in thousands)
As of June 30, 2012	1,394	1,317	2,711
Utilized during the period	(863)	(722)	(1,585)
Exchange differences	55	49	104

As of June 30, 2013	586	644	1,230

Current	586	428	1,014
Non-current	—	216	216

As of June 30, 2013	586	644	1,230

NOTE 11	BORROWING FACILITY

On August 11, 2011, the Company entered into a secured revolving line of credit (the “Credit Facility”), with Bank of America, N.A., as Administrative Agent. The Credit Facility provides for borrowings of up to $40.0 million, and is secured by the Company’s assets, including those of subsidiaries. On October 14, 2013, the Company extended the term of its $40.0 million revolving line of credit to June 30, 2016.

Subject to certain conditions, borrowings under the credit facility can be denominated in U.S. dollars, euros and certain other currencies and can be made in the U.S. and certain other countries. The credit facility is available for general corporate purposes, including acquisitions, is secured by certain assets of the Company and can be increased by an additional $10.0 million. The Credit Facility requires us to maintain certain financial ratios and other financial conditions and prohibits us from making certain investments, advances, cash dividends or loans, and limits incurrence of additional indebtedness and liens. As of June 30, 2014, the Company is in compliance with these covenants.

As of June 30, 2014, the Company had $39.5 million available under the revolving line of credit, after having used $0.5 million for the commitment of certain standby letters of credit in relation to facility leases. Borrowings under the revolving line of credit accrue interest at a rate equal to LIBOR plus 1.50% to 1.75% plus a base rate of 0.00% to 0.25%.

NOTE 12	FINANCIAL INSTRUMENTS - HEDGING ACTIVITY

The Company has a formal hedging policy and benefits from natural foreign exchange hedging. Specific high value foreign currency balances are hedged through forward contracts at the discretion of executive management and the Board of Directors.

The settlement of such contracts during the year ended June 30, 2014 gave rise to a net $0.6 million realized loss in the consolidated income statements (2013: $0.1 million realized gain).

At June 30, 2014 the Company has two open forward contracts to hedge foreign currency exposure on 9.2 million South African rand ($0.8 million) of cash deposits held in South Africa and 9 million Euros ($12.4 million). The fair value of the forward contracts at the balance sheet date represents an immaterial liability and has a maturity date of September 30, 2014.

Page | 26

Notes to the Consolidated Financial Statements

NOTE 13	FAIR VALUE MEASURES

Categories of financial instruments

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value of foreign currency forward contracts is established based on market value advice received by management from the issuing bank.

	June 30, 2014
	Total	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	89,631	89,631	—	—
Foreign exchange derivative asset	58	—	58	—

Total assets measured at fair value	89,689	89,631	58	—

Liabilities measured at fair value
Contingent consideration	8,703	—	—	8,703

Total liabilities measured at fair value	8,703	—	—	8,703

	June 30, 2013
	Total	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	93,413	93,413	—	—

Total assets measured at fair value	93,413	93,413	—	—

Liabilities measured at fair value
Foreign exchange derivative liability	9	—	9	—
Contingent consideration	8,090	—	—	8,090

Total liabilities measured at fair value	8,099	—	9	8,090

Foreign currency derivative instruments are valued using quoted forward foreign exchange prices and option volatility at the reporting date. The Company believes the fair values assigned to its derivative instruments as of June 30, 2014 and 2013 are based upon reasonable estimates and assumptions.

Contingent consideration liabilities represent future amounts the Company may be required to pay in conjunction with various business combinations. The ultimate amount of future payments is based on specified future criteria, such as sales performance and the achievement of certain future development, regulatory and sales milestones and other contractual performance conditions. The Company evaluates its estimates of the fair value of contingent consideration liabilities on a periodic basis. Any changes in the fair value of contingent consideration liabilities are recorded as acquisition related costs in the Consolidated Income Statements.

The Company estimates the fair value of the contingent consideration liabilities related to revenue performance using the income approach, which involves forecasting estimated future net cash flows and discounting the net cash flows to their present value using a risk-adjusted rate of return. The Company estimates the fair value of the contingent consideration liabilities related to the achievement of future revenue milestones by assigning an achievement probability to each potential milestone and

Page | 27

Notes to the Consolidated Financial Statements

NOTE 13	FAIR VALUE MEASURES (CONTINUED)

discounting the associated cash payment to its present value using a risk-adjusted rate of return. The Company estimates the fair value of the contingent consideration liabilities associated with revenue milestones by employing Monte Carlo simulations to estimate the volatility and systematic relative risk of revenues subject to sales milestone payments and discounting the associated cash payment amounts to their present values using a credit-risk-adjusted interest rate. The unobservable inputs to the valuation models that have the most significant effect on the fair value of the Company’s contingent consideration liabilities are the probabilities that certain revenue milestones will be achieved.

During the reporting period ended June 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements. A reconciliation of fair value measurements of level 3 financial instruments is disclosed below:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Beginning of the year	(8,090)	(9,570)
Contingent consideration payments	6,374	9,933
Fair value of contingent consideration from acquisition	(10,588)	(10,055)
Change in fair value of contingent consideration	3,920	1,543
Foreign exchange translation effects	(319)	59

End of the year	(8,703)	(8,090)

NOTE 14	STOCKHOLDERS’ EQUITY

Employee benefit share plans

The Company operates an Employee Benefit Trust (“EBT”) and Employee Share Ownership Plan (“ESOP”), collectively “Employee benefit shares”. The cost of the Company’s Employee benefit shares are deducted from shareholders’ funds in the Company Consolidated Statements of Financial Position. Other assets and liabilities of Employee benefit shares are also recognized as assets and liabilities of the Company. Any Employee benefit shares are treated as cancelled for the purpose of calculating earnings per share. Any financing and administrative costs are charged to the Consolidated Income Statement in the period in which the expenditure is incurred.

During the year ended June 30, 2014 and June 30, 2013 the EBT purchased a total of 725,000 and 210,000 common shares of the Company’s common shares listed on the London Stock Exchange at an average price of 414.50 pence and 280.25 pence per share, respectively. Following these purchases, 4,627,492 and 4,638,783 shares are held by the EBT and are included in employee benefit shares in the Consolidated Statement of Financial Position as of June 30, 2014 and June 30, 2013, respectively.

Treasury shares

At June 30, 2014 and 2013, the Company held a total of 5,068,374 common shares in treasury.

Page | 28

Notes to the Consolidated Financial Statements

NOTE 15	SHARE-BASED COMPENSATION

We recognize share-based compensation expense over the requisite service period. Our share-based awards are accounted for as equity instruments. Share-based compensation expense amounts included in the consolidated income statements are as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Cost of maintenance services	79	14
Cost of professional services	92	28
Research and development	884	274
Selling and marketing	2,607	579
General and administrative	1,205	498

Total share based compensation expense	4,867	1,393

Stock options

The Company has an incentive award plan that provides for the granting of non-qualified stock options and incentive stock options to officers, key employees and non-employee directors.

Stock option grants to officers and key employees under the incentive award plan are generally granted at an exercise price equal to the fair market value at the date of grant, generally expire ten years after their original date of grant and generally become vested and exercisable after four years at a rate of 25% per year beginning twelve months after the date of grant and 6.25% vesting each three months thereafter.

The fair value of share options granted is estimated at the date of the grant using the Black-Scholes pricing model, taking into account the terms and conditions upon which the share options were granted.

The following table summarizes activity relating to stock options for the years end June 30, 2013 and 2014:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value (1)
Options outstanding as of June 30, 2012	6,433,601	$3.97
Granted	323,900	$4.51
Exercised	(918,009)	$2.95
Forfeited/Cancelled	(453,730)	$3.93

Options outstanding as of June 30, 2013	5,385,762	$3.52

Granted	582,000	$6.82
Exercised	(755,950)	$3.52
Forfeited/Cancelled	(267,118)	$5.11

Options outstanding as of June 30, 2014	4,944,694	$3.84	5.7 years	$6.23

Options exercisable as of June 30, 2014	4,051,796	$3.34	4.1 years	$6.62

Options exercisable as of June 30, 2013	4,249,765	$3.32

(1)	The aggregate intrinsic value used on this table was calculated based on the positive difference between the closing market value of our common stock on June 30, 2014 ($8.60) and the exercise price of the underlying options.

Page | 29

Notes to the Consolidated Financial Statements

NOTE 15	SHARE-BASED COMPENSATION (CONTINUED)

Of the total number of options outstanding at the end of the year, 4.1 million (2013: 4.3 million) had vested and were exercisable at the end of the year at an average exercise price of $3.34 (2013: $3.32). During the year 38,875 options expired (2013: 10,000). The weighted average share price (at the date of exercise) of options exercised during the year was $6.60 (2013: $4.70).

As of June 30, 2014, the total unamortized fair value of stock options was $1.4 million with a weighted average remaining recognition period of 2.3 years. A summary of the weighted-average grant-date fair value, including those assumed in respective periods, and the intrinsic value of stock options exercised is as follows:

	2014	2013
Weighted-average grant-date fair value per share	$2.78	$1.79
Total intrinsic value of stock options exercised (in millions)	$3.86	$2.61

The company estimates the fair value of stock options using a Black-Scholes option valuation model. The determination of fair value using the Black-Scholes model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors.

Subsequent to the Company’s December 4, 2013 initial public offering, options granted will be satisfied using shares purchased on the NASDAQ Global Select Market. As such, the fair value of options granted subsequent to December 5, 2013 used assumptions based upon NASDAQ share trading information and stock prices for the Black-Scholes option-pricing model.

Stock options granted during 2014 and 2013, prior to the Company’s initial public offering, were valued using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended June 30,
	2014	2013
Weighted average exercise price	363p	286p
Expected volatility	44.2%	43.5%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	1.8%	1.0%
Expected option life	5.4 years	5.2 years

The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. The risk-free interest rate is derived from the average United Kingdom government bond rate during the period, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. We estimate the expected term of options granted based on historical exercise behavior. Expected volatility was determined taking into account historic volatility of the Company’s London Stock Exchange (“LSE”) share price.

Stock options granted during 2014, subsequent to the Company’s initial public offering in the United States, were valued using the Black-Scholes option-pricing model with the following weighted-average assumptions:

For the Year Ended June 30,
2014
Weighted average exercise price	$7.75
Expected volatility	40.6%
Expected dividend yield	0.0%
Risk-free interest rate	1.5%
Expected option life	5.4 years

Page | 30

Notes to the Consolidated Financial Statements

NOTE 15	SHARE-BASED COMPENSATION (CONTINUED)

The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. The risk-free interest rate is derived from the average U.S. Treasury STRIPS rate during the period, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. We estimate the expected term of options granted based on historical exercise behavior. Expected volatility was determined taking into account historical volatility of selected peer companies and the Company’s historical volatility, as the Company’s shares had limited trading history on the NASDAQ Global Select Market subsequent to the Company’s December 2013 initial public offering.

Long Term Incentive Plan (LTIP)

The following table summarizes activity relating to LTIP awards for the years end June 30, 2013 and 2014:

Number of Underlying LTIP Shares – Contingent Awards
LTIP’s outstanding as of July 1, 2012	2,538,044
Granted	1,263,956
Earned/released	(266,471)
Forfeited/Cancelled	(250,000)

LTIP’s outstanding as of June 30, 2013	3,285,529

Granted	1,317,500
Earned/released	(191,042)
Forfeited/Cancelled	(204,506)

LTIP’s outstanding as of June 30, 2014	4,207,480

Weighted average remaining recognition period of outstanding LTIP’s	1.1 years
Unearned share-based compensation expense of outstanding LTIP’s (in millions)	$6.14
Aggregate intrinsic value of outstanding LTIP’s (1)	$4.06

(1)	The aggregate intrinsic value used on this table was calculated based on the positive difference between the closing market value of our common stock on June 30, 2014 ($8.60) and the grant price of the underlying LTIP’s.

A summary of weighted-average grant-date fair value, including those assumed in respective periods, and intrinsic value of all LTIP’s vested is as follows:

	2014	2013
Weighted-average grant-date fair value per share	$6.18	$4.30
Total intrinsic value of shares vested (in millions)	$0.74	$2.68

NOTE 16	EMPLOYEE BENEFIT PLANS

Pension and Postretirement Benefit Plans

The Company sponsors various qualified defined benefit pension plans covering a substantial portion of its employees. Foreign pension benefits are based on various formulas that consider years of service, average or highest earnings during specified periods of employment and other criteria. A significant defined benefit pension plan is sponsored in Switzerland. Other postretirement benefit plans are sponsored in Austria, Italy, France, Belgium, United Arab Emirates, Mexico and India.

The Swiss plan is managed by the Company and is accountable to the pension plan members. Management has reviewed the terms and conditions of the plan, in particular with regard to the mechanism for funding any deficit that might arise. Although the plan has many of the characteristics of a defined contribution plan, the scheme effectively includes a minimum guaranteed annuity rate, any shortfall in which the trustee would normally ask the employer to contribute.

Page | 31

Notes to the Consolidated Financial Statements

NOTE 16	EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company recognizes on its balance sheet an asset or liability equal to the over-or-under-funded benefit obligation of each defined benefit pension and other postretirement plans. Actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs are recognized, net of tax, as a component of other comprehensive income.

Included in accumulated other comprehensive income as of June 30, 2014 and 2013 are unrecognized actuarial losses of $0.5 million and $1.0 million, respectively, related to the Company’s pension plans. Of the June 30, 2014 amount, the Company expects to recognize approximately $4.4 million in net periodic benefit costs during 2015.

Net Periodic Benefit Cost

Components of net periodic benefit costs for the years ended 2014, 2013 and 2012 were as follows;

	2014	2013	2012	2011	2010
	($ in thousands)
Service costs	764	629	676	927	1,033
Interest costs	179	146	182	250	288
Expected return on plan assets	(159)	(131)	(147)	(195)	(187)

Net periodic benefit costs	783	644	711	982	1,134

Change in Projected Benefit Obligation

The table below presents components of the changes in projected benefit obligation, change in plan assets and funded status at June 30, 2014 and 2013.

	Pension Benefit		Other Postretirement Benefits
	2014	2013	2014	2013
	($ in thousands)
Change in Projected Benefit Obligation
Projected benefit obligation, beginning of year	5,792	4,381	1,455	1,190
Service costs	539	451	225	177
Interest costs	132	97	47	49
Participant contributions	332	—	—	—
Plan amendments	(67)	—	412	—
Actuarial (gains) losses	407	869	119	156
Benefits paid	—	—	(26)	(144)
Impact of foreign currency translation	420	(7)	74	27

Projected benefit obligation, end of year	7,555	5,791	2,305	1,455

Change in Plan Assets
Fair value of plan assets, beginning of year	4,228	3,311	—	—
Actuarial (gains) losses	456	(354)	—	—
Expected return on plan assets	(159)	(131)	—	—
Company contributions	237	568	26	144
Participant contributions	332	—	—	—
Plan amendments	—	—	347	—
Benefits paid	—	—	(26)	(144)
Impact of foreign currency translation	341	6	—	—

Fair value of plan assets, end of year	5,434	4,228	347	—

Funded status of plans	2,121	1,563	347	1,455

The accumulated benefit obligation for the Company’s major non-U.S. pension plans was $8.5 million and $6.3 million at June 30, 2014 and 2013, respectively.

Page | 32

Notes to the Consolidated Financial Statements

NOTE 16	EMPLOYEE BENEFIT PLANS (CONTINUED)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of the fair value of plan assets and pension plans with accumulated benefit obligations in excess of the fair value of plan assets at June 30, 2014 and 2013 were as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets
	2014	2013	2014	2013
	($ in thousands)
Projected benefit obligation	9,860	7,246	—	—
Accumulated benefit obligation	—	—	8,532	6,263
Fair value of plan assets	5,782	4,228	5,782	4,228

	4,078	3,018	2,750	2,035

The Company’s funding policy for its funded pension plans is based upon local statutory requirements. The Company’s funding policy is subject to certain statutory regulations with respect to annual minimum and maximum company contributions. Plan benefits for the nonqualified plans are paid as they come due.

Fair Value of Plan Assets

The Company measures the fair value of plan assets based on the prices that would be received to sell an asset or aid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy described in Note 1, “Fair Value Measurements.” The table below presents total plan assets by investment category as of June 30, 2014 and 2013 and the classification of each investment category within the fair value hierarchy with respect to the inputs used to measure fair value:

	June 30, 2014
	Total	Level 1	Level 2	Level 3
	($ in thousands)
Cash and cash equivalents	296	296	—	—
Equity Securities
Swiss investment foundation funds	642	—	642	—
Swiss small and mid-cap growth	169	—	169	—
International investment funds	889	—	889	—
Fixed income Securities
Swiss government bond funds	1,075	—	1,075	—
International government bond funds	1,324	—	1,324	—
Real estate funds	548	—	548	—
Other	839	839	—	—

	5,782	1,135	4,647	—

	June 30, 2013
	Total	Level 1	Level 2	Level 3
	($ in thousands)
Cash and cash equivalents	204	204	—	—
Equity Securities
Swiss investment foundation funds	506	—	506	—
Swiss small and mid-cap growth	117	—	117	—
International investment funds	675	—	675	—
Fixed income Securities
Swiss government bond funds	807	—	807	—
International government bond funds	1,024	—	1,024	—
Real estate funds	364	—	364	—
Other	531	531	—	—

	4,228	735	3,493	—

Page | 33

Notes to the Consolidated Financial Statements

NOTE 16	EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company’s target asset allocation for its pension plans’ assets is not to exceed 50% equity securities 15% alternative investments, 30% real estate. Risk tolerance on invested pension plan assets is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an on-going basis through annual liability measures, periodic asset/liability studies and quarterly investment portfolio reviews.

Assumptions

The weighted-average assumptions used to determine net periodic benefit cost and projected benefit obligation were as follows:

	Pension Benefit		Other Postretirement Benefits
	2014	2013	2014	2013
	($ in thousands)
For Determining Net Periodic Benefit Cost
Discount rate	2.15%	2.20%	3.17%	4.00%
Rate of compensation increase	1.50%	1.50%	2.68%	2.50%
For Determining Projected Benefit Obligation
Discount rate	2.00%	2.15%	3.00%	3.21%
Rate of compensation increase	1.50%	1.50%	2.75%	2.58%

Estimated Future Benefit Payments

Estimated benefit payments over the next ten years for the Company’s pension and other postretirement benefit plans are as follows:

	Pension Benefits	Other Postretirement Benefits
	($ in thousands)
2015	51	70
2016	65	57
2017	79	58
2018	92	74
2019	107	62
2020-2024	991	357

NOTE 17	OPERATING SEGMENTS

The Company operates one business segment, the software business. All products and services are considered one solution to customers and are operated and analysed under one income statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses the Company’s entire operations for purposes of making operating decisions and assessing financial performance. The Company’s CODM is the Chief Executive Officer.

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Notes to the Consolidated Financial Statements

NOTE 17	OPERATING SEGMENTS (CONTINUED)

Geographic Information

The following revenue information is based on the location of the customer:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Americas	160,596	141,762
United Kingdom	31,121	35,527
Rest of EMEA	77,186	69,268
Asia Pacific	21,112	19,540

	290,015	266,097

The following table presents non-current assets by subsidiary location:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Americas	6,234	7,169
United Kingdom	95	61
Rest of EMEA	3,674	3,305
Asia Pacific	854	911

	10,858	11,446

Non-current assets for this purpose consist of property and equipment, and other non-current assets– excluding intangible assets, including goodwill and deferred tax assets.

NOTE 18	COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases the majority of its property and equipment in various countries. The terms of building leases vary from country to country, with rent reviews between one and seven years, and many lease contracts have break clauses.

Rent expense under all operating leases, including both cancellable and noncancelable leases, was $7.8 million and $7.8 million in 2014 and 2013, respectively. Future minimum lease payments under noncancelable operating leases having remaining terms in excess of one year as of June 30, 2014, are as follows:

For the Year Ended June 30,
($ in thousands)
2014	7,534
2016	4,576
2017	1,770
2018	472
2019	180
Thereafter	719

Total operating lease payments	15,251

Litigation and other claims

The Company is subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Management judgment is required in deciding the amount and timing of the accrual of certain contingencies. Depending on the timing of

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Notes to the Consolidated Financial Statements

NOTE 18	COMMITMENTS AND CONTINGENCIES (CONTINUED)

when conditions or situations arise, the timing of a contingency becoming probable and estimable is not necessarily determinable. The amount of the contingency may change in the future as incremental knowledge, factors or other matters change or become known.

There are no material pending or threatened lawsuits against the Company.

Guarantees and other

The Company includes indemnification provisions in the contracts it enters into with customers and business partners. Generally, these provisions require us to defend claims arising out of the Company’s products’ infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs and attorneys’ fees arising out of such claims. In most, but not all cases, the Company’s total liability under such provisions is limited to either the value of the contract or a specified, agreed upon amount. In some cases our total liability under such provisions is unlimited. In many, but not all, cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments we could be required to make under all the indemnification provisions is unlimited, we believe the estimated fair value of these provisions is minimal due to the low frequency with which these provisions have been triggered.

The Company indemnifies its directors and officers to the fullest extent permitted by law. These agreements, among other things, indemnify directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by such persons in their capacity as a director or officer of the Company, regardless of whether the individual is serving in any such capacity at the time the liability or expense is incurred. Additionally, in connection with certain acquisitions we have agreed to indemnify the former officers and members of the boards of directors of those companies, on similar terms as described above, for a period of six years from the acquisition date. In certain cases we purchase director and officer insurance policies related to these obligations, which fully cover the six year periods. To the extent that we do not purchase a director and officer insurance policy for the full period of any contractual indemnification, we would be required to pay for costs incurred, if any, as described above.

NOTE 19	SUBSEQUENT EVENTS

Acquisition of SoftPro GmbH

On September 1, 2014, Kofax acquired 100% of the shares of SoftPro GmbH (SoftPro), a company incorporated in the Germany, specializing e-signature and signature verification solutions. The Company believes SoftPro’s software will accelerate Kofax’s ability to improve customer interactions by enabling organizations to offer a streamlined, fully digital and secure experience to their constituents and transform customer workflow to an all-electronic process, dramatically accelerating closure in any type of transaction that requires a contract. Additionally, SoftPro provides a full suite of banking solutions including signature verification, authentication and fraud detection. These capabilities, offered both on premise and in the cloud, further differentiate Kofax’s smart process application (SPA) offering from competitors who do not offer these capabilities. The acquisition will be accounted for using the acquisition method.

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Notes to the Consolidated Financial Statements

NOTE 19	SUBSEQUENT EVENTS (CONTINUED)

Below we provide provisional information on the acquisition. The valuation had not been completed by the date the financial statements were approved for issue by management. Full information on the acquisition of SoftPro will be disclosed in the Company’s annual financial statements for the year ending June 30, 2015.

Preliminary Fair Value
($ in thousands)
Net liabilities acquired	(1,514)
Intangible assets, including goodwill	36,214

Total consideration	34,700

($ in thousands)
Satisfied by:
Cash outflow at time of closing	31,200
Deferred consideration	3,500

Total consideration	34,700

The preliminary goodwill of $36.2 million includes the value of acquired technologies, and expected synergies arising from the acquisition and workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

The Company’s management has evaluated events and transactions that have occurred after June 30, 2014 (i.e., subsequent events) through September 2, 2014, the date at which the accompanying financial statements were available to be issued. Management has determined that no material subsequent events have occurred during that period that would require the Company to either recognize the financial impact of such events in the accompanying financial statements, or disclose any such events to ensure the financial statements are not misleading.

NOTE 20	QUARTERLY DATA (UNAUDITED)

The following information has been derived from unaudited consolidated financial statements that, in the opinion of management, include all recurring adjustments necessary for a fair statement of such information:

For the quarters ended

($ in thousands, except per share amounts)

	9/30/2013	12/31/2013	3/31/2014	6/30/2014
Software licenses	24,560	30,385	28,137	34,826
Maintenance services	32,150	33,556	32,584	35,091
Professional services	8,871	10,173	10,052	9,630

Total Revenue	65,581	74,114	70,773	79,547

Gross Profit	49,025	56,341	54,196	62,202

Net income	2,722	1,475	626	6,654

Net income per share:
Basic	0.03	0.02	0.01	0.08

Diluted	0.03	0.02	0.01	0.07

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Notes to the Consolidated Financial Statements

NOTE 20	QUARTERLY DATA (UNAUDITED) (CONTINUED)

For the quarters ended

($ in thousands, except per share amounts)

	9/30/2012	12/31/2012	3/31/2013	6/30/2013
Software licenses	21,132	25,017	26,254	38,411
Maintenance services	29,908	30,835	30,011	31,190
Professional services	8,127	7,883	7,993	8,396

Total Revenue	60,167	63,735	64,198	77,997

Gross Profit	45,430	48,543	48,559	61,607

Net income (Loss)	(478)	250	(351)	10,872

Net income per share:
Basic	(0.01)	0.00	(0.00)	0.13

Diluted	(0.01)	0.00	(0.00)	0.12

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